2/25/03

03001572

SECURI[TIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 21 2003 WASH. D.C. 165

SEC FILE NUMBER
8-53074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Accredited Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
801 Brickell Avenue - Suite 900
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven H. Kanzer 305-789-6692
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Weinberg & Company, P.A., CPA's
(Name — *if individual, state last, first, middle name*)

6100 Glades Road, Suite 314 (Address) Boca Raton (City), FL (State) 33434 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven H. Kanzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accredited Equities, Inc., as of December 31, ~~19~~XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

[Stamp:] ... SANCHEZ Notary Public - State of Florida My Commission Expires Mar 5, 2005 Commission # DD006514

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCREDITED EQUITIES, INC.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002

ACCREDITED EQUITIES, INC.

CONTENTS

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Accredited Equities, Inc.

We have audited the accompanying balance sheets of Accredited Equities, Inc. as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Accredited Equities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Company, PA
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 30, 2003

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

ACCREDITED EQUITIES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS

		2002		2001
CURRENT ASSETS				
Cash	$	27,550	$	17,065
Accounts receivable		38,012		-
Due from related parties		6,000		-
Prepaid expenses		1,913		1,000
Total Current Assets		73,475		18,065
PROPERTY AND EQUIPMENT - NET		4,203		5,604
TOTAL ASSETS	$	77,678	$	23,669

LIABILITIES AND STOCKHOLDERS' EQUITY

		2002		2001
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	2,394	$	62
TOTAL LIABILITIES		2,394		62
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 100 shares authorized, 50 issued and outstanding		1		1
Additional paid-in capital		87,354		87,354
Accumulated deficit		(12,071)		(63,748)
TOTAL STOCKHOLDERS' EQUITY		75,284		23,607
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	77,678	$	23,669

See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCOME	$ 72,012	$ -
OPERATING EXPENSES		
Consulting	2,572	20,070
General and administrative	17,763	31,870
Total Operating Expenses	20,335	51,940
NET INCOME (LOSS)	$ 51,677	$ (51,940)

See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2000	50	$ 1	$ 27,223	$ (11,808)	$ 15,416
Contribution of capital	-	-	60,131	-	60,131
Net loss for the year ended December 31, 2001	-	-	-	(51,940)	(51,940)
Balance, December 31, 2001	50	1	87,354	(63,748)	23,607
Net income for the year ended December 31, 2002	-	-	-	51,677	51,677
BALANCE, DECEMBER 31, 2002	50	$ 1	$ 87,354	$ (12,071)	$ 75,284

See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 51,677	$ (51,940)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,401	1,401
Changes in operating assets and liabilities:		
Increase in:		
Accounts receivable	(44,012)	-
Prepaid expenses	(913)	(1,000)
Accounts payable and accrued expenses	2,332	62
Net Cash Provided By (Used In) Operating Activities	10,485	(51,477)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed capital	-	60,131
Net Cash Provided By Financing Activities	-	60,131
NET INCREASE IN CASH	10,485	8,654
CASH - BEGINNING OF YEAR	17,065	8,411
CASH - END OF YEAR	$ 27,550	$ 17,065

See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Accredited Equities, Inc. (the "Company") was incorporated in Delaware on November 6, 2000. The Company is a broker/dealer, which was formed for the purpose of registering as an NASD broker/dealer. In 2002, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements of both debt and equity securities, on the client's behalf and act as a merger and acquisitions consultant on a fee for service basis" (See Note 1(F)).

The Company is also required to maintain a minimum net capital requirement of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments purchased with original maturities of three months or less at time of purchase to be cash equivalents.

(D) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using an accelerated method over the estimated useful lives of the assets which is five years.

(E) Income Taxes

The Company, with the consent of their stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(F) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A).

(G) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including accounts receivable, related party receivables, accounts payable and accrued liabilities approximates fair value due to the relatively short period to maturity for these instruments.

(H) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash and cash equivalents.

(I) New Accounting Pronouncements

Statement No. 141, "Business Combinations" supersedes APB Opinion 16 and various related pronouncements. Pursuant to the new guidance in Statement No. 141, all business combinations must be accounted for under the purchase method of accounting; the pooling-of -interests method is no longer permitted. SFAS 141 also establishes new rules concerning the recognition of goodwill and other intangible assets arising in a purchase business combination and requires disclosure of more information concerning a business combination in the period in which it is completed. This statement is generally effective for business combinations initiated on or after July 1, 2002.

SFAS No. 142, "Goodwill and Other Intangible Assets" supercedes APB Opinion 17 and related interpretations. Statement No. 142 establishes new rules on accounting for the acquisition of intangible assets not acquired in a business combination and the manner in which goodwill and all other intangibles should be accounted for subsequent to their initial recognition in a business combination accounted for under SFAS No. 141. Under SFAS No. 142, intangible assets should be recorded at fair value. Intangible assets with finite useful lives should be amortized over such period and those with indefinite lives should not be amortized. All intangible assets being amortized as well as those that are not, are both subject to review for potential impairment under SFAS No. 121, "Accounting for the

Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 also requires that goodwill arising in a business combination should not be amortized but is subject to impairment testing at the reporting unit level to which the goodwill was assigned to at the date of the business combination.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2002 and must be applied as of the beginning of such year to all goodwill and other intangible assets that have already been recorded in the balance sheet as of the first day in which SFAS No. 142 is initially applied, regardless of when such assets were acquired. Goodwill acquired in a business combination whose acquisition date is on or after July 1, 2002, should not be amortized, but should be reviewed for impairment pursuant to SFAS No. 121, even though SFAS No. 142 has not yet been adopted. However, previously acquired goodwill should continue to be amortized until SFAS No. 142 is first adopted.

Statement No. 143 "Accounting for Asset Retirement Obligations" establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other type of disposal of long-lived tangible assets arising from the acquisition, construction, or development and/or normal operation of such assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002, with earlier application permitted.

The adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2 ACCOUNTS RECEIVABLE

On December 26, 2002, the Company entered into a selected dealer agreement with an independent placement agent to act as a sub-agent under a placement agency agreement to use their best efforts to solicit subscriptions for certain units offered under a term sheet. According to the terms of the agreement, the Company shall receive a commission of 5% of the offering price to investors of each unit sold. The agreement shall terminate on the earlier of the termination of the offering or February 28, 2003. As of December 31, 2002, the Company earned commissions of $38,012 and it has been recorded as accounts receivable. This amount has been collected in January 2003.

NOTE 3 EQUIPMENT

Property and equipment consists of the following as of December 31, 2002 and 2001:

	2002	2001
Computer equipment	$ 7,005	$ 7,005
Less: Accumulated depreciation	2,802	1,401
	$ 4,203	$ 5,604

Depreciation expense, included in general and administrative expenses, for the years ended December 31, 2002 and 2001 was $1,401 in each year.

NOTE 4 RELATED PARTY TRANSACTIONS

On January 31, 2001, the Company entered into an office services agreement with a related party. The agreement provided for office services to be rendered on a month-to-month basis. The agreement was terminated on December 31, 2001 at which time the Company entered into another agreement with a different related party. The Company charged $1,548 to operations under this agreement during 2001.

On January 1, 2002, the Company entered into an office services agreement with a related party. The agreement provides for office services to be rendered on a month-to-month basis. The Company charged $2,046 to operations under this agreement during 2002.

On January 31, 2002, the Company entered into two financial advisory agreements with two related parties. The agreements originally provided for services to be rendered for a period of twelve months at $2,000 per month. On August 1, 2002, the terms of the agreements were amended to a fee of $1,000 per month. As of December 31, 2002 $34,000 has been recorded in income and $6,000 has been included in due from related parties.

NOTE 5 COMMITMENTS AND CONTINGENCIES

(A) Consulting Agreement

On November 22, 2000, the Company entered into a consulting agreement with an independent consulting organization whereby the Company will be provided with advice regarding management consulting, business consulting and strategic planning service relating to registration issues with regulatory agencies. The Company has charged to operations $2,572 and $20,070 in consulting fees under this agreement for the years ended December 31, 2002 and 2001, respectively.

(B) Operating Lease Agreement

The Company leases an automobile under an operating lease. The lease expires on November 28, 2003. Future minimum lease payments for the operating lease as of December 31, 2002 are as follows:

Year		
2003	$	4,668
	$	4,668

Rent expense under the operating lease for the periods ended December 31, 2002 and 2001 aggregated $5,092 in each year.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Accredited Equities, Inc.

We have audited the accompanying balance sheet of Accredited Equities, Inc. for the years ended December 31, 2002 and 2001 and have issued a report thereon dated January 30, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 30, 2003

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

ACCREDITED EQUITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
Computation of Net Capital		
Shareholders' Equity:	$ 75,284	$ 23,607
Less: Non-allowable assets	50,128	6,604
Add: Subordinated loans	-	-
Tentative Net Capital	25,156	17,003
Haircuts on securities inventory	-	-
Net Capital	25,156	17,003
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	2,394	62
Total Aggregate Indebtedness	2,394	62
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or	5,000	5,000
Calculated minimum (aggregate indebtedness @ 6.67%)	160	4
Required Capital	5,000	5,000
Net in Excess of Requirement	20,156	12,003
Ratio of aggregate indebtedness to net capital	.10 to 1	.01 to 1
Percentage of aggregate indebtedness to net capital	10%	1%
Net Capital as reported in December 31, 2002 and 2001 Form X-17A-5, Part IIA (unaudited) FOCUS report	24,356	17,065
Decrease (increase) in year end payables	800	(62)
Net Capital, Per Above	$ 25,156	$ 17,003

See independent auditors' report on supplementary information.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Accredited Equities, Inc.

In planning and performing our audits of the financial statements of Accredited Equities, Inc. (the "Company"), for the years ended December 31, 2002 and 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed on the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that hey may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 30, 2003